

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2019

Michael Recca
Chief Financial Officer
Air Industries Group
1460 Fifth Avenue
Bay Shore, New York 11706

> **Re: Air Industries Group**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2018**
> **Filed April 8, 2019**
> **File No. 001-35927**

Dear Mr. Recca:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure